05/16/2006 01:54 PM


06013494

82-5037

 MITSUI & CO., LTD.


Saskatchewan Wheat Pool Inc.

May 16, 2006
Regina, Saskatchewan
Listed: SWP: TSX

SUPPL

POOL ANNOUNCES INVESTMENT BY MITSUI

Saskatchewan Wheat Pool Inc.'s (the "Pool") Board of Directors today announced an investment in Pool common shares by Mitsui & Co., Ltd. ("Mitsui") of Tokyo, Japan.

Mitsui and the Pool have entered into a subscription agreement, pursuant to which Mitsui has agreed to purchase $8 million of common shares of the Pool at a price of $7.6436 per common share on a private placement basis. The subscription agreement has been approved by both companies, and is subject to customary securities regulatory approvals and closing conditions.

"We are very pleased to be assuming an equity position in the Pool. For Mitsui, it reflects our commitment to the Pool and acknowledges the Pool as one of our key suppliers in accessing quality Canadian oilseeds as well as other grain commodities on an ongoing basis. Securing food resources is crucial for Mitsui," said a Mitsui spokesperson.

The Pool has entered into a multi-year supply agreement and will become one of Mitsui's primary suppliers of oilseeds into Japan.

"Our relationship with Mitsui is very important to us. Through this new commitment, we will enjoy even greater access to significant Japanese markets solidifying demand for Pool-originated Canadian oilseeds and other grain commodities," said Pool CEO Mayo Schmidt. "Destination customer relationships are vital in today's highly competitive agri-business industry. We are building relationships and innovative solutions that stimulate demand for our farm customers' products here and throughout the global marketplace."

Partnerships including potential growth opportunities in the grain and agri-food businesses will be considered as part of this alliance in future years. The Pool will use the proceeds of Mitsui's investment for general corporate purposes. The Pool will have approximately 90,250,764 million shares outstanding once the transaction closes.

Mitsui, together with its subsidiaries and associated companies, is one of Japan's largest general trading companies. Mitsui trades in a diverse range of goods and is also engaged in international infrastructure and other major projects. Mitsui undertakes sales and marketing, import and export, and international trading and manufacturing in business segments, including metal products and minerals, machinery, electronics and information, chemicals, energy, and foods and retail services.

dlw 5/17

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Investor Relations Contact: Colleen Vancha
Vice-President, Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
306-569-4782

Media Contact: Susan Cline
Communications & Media Relations
Saskatchewan Wheat Pool Inc.
306-569-6948

Mitsui Contact: Kaoru Shiraki
Manager, Corporate Communication Division
Mitsui & Co., Ltd.
81-3-3285-7566


POOL

Saskatchewan Wheat Pool Inc.

For Immediate Release
May 16, 2006
Regina, Saskatchewan
Listed: TSX: SWP

NEW DIRECTOR JOINS THE POOL'S BOARD

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that Mr. Thomas Chambers will join the Pool's Board of Directors effective immediately, filling a vacant position on the Board.

Thomas Chambers is a professional accountant, senior executive, corporate director, and business advisor, most notably having served for 26 years as a Partner in senior management roles with PricewaterhouseCoopers LLP.

Mr. Chambers, through Senior Partner Services Ltd., acts as an advisor and director to a number of companies. He has significant board experience, which includes serving on the Boards of PricewaterhouseCoopers, chairing the Compensation Committee, the Standards Council of Canada, serving as Chair of the Audit Committee. Mr. Chambers is a Board member and the Chair of the Audit Committee for Catalyst Paper Corporation, Elephant & Castle Group Inc., and MacDonald Dettwiler and Associates, all public companies. He also sits on a number of private company boards, including Mill & Timber Products Limited, Aspen Planners Limited, and Highland Pacific Mortgage Corporation. Mr. Chambers was the first Chairman of the Institute of Corporate Directors British Columbia Chapter. He also graduated from the Director's Education Program of the Institute of Corporate Directors.

"We are exceptionally pleased to attract an individual like Thomas Chambers," said Board Chairman Terry Baker. "The expertise and knowledge that he will bring to our Board table will be invaluable to the Pool."

Mr. Chambers will serve as a member on the Pool's Audit Committee of the Board.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Contact:
Colleen Vancha, Vice-President
Investor Relations & Communications
Saskatchewan Wheat Pool Inc.
(306) 569-4782
www.swp.com